UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE “EXCHANGE ACT”)

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE “EXCHANGE ACT”)

As of 31 December 2019, AngloGold Ashanti Limited (“AngloGold Ashanti” and “AGA”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American Depositary Shares (each representing one AGA ordinary share)	AU	New York Stock Exchange
Ordinary Shares	AU	New York Stock Exchange*
5.375% Notes due 2020	AU/20	New York Stock Exchange
5.125% Notes due 2022	AU/22	New York Stock Exchange
6.500% Notes due 2040	AU/40	New York Stock Exchange

*	Listed, not for trading, but only in connection with the listing of AGA’s American Depositary Shares issued in respect thereof.
AngloGold Ashanti is the issuer of the ordinary shares (“AGA ordinary shares”) and American Depositary Shares (“AGA ADSs”), as described below. The debt securities registered pursuant to Section 12(b) of the Exchange Act described herein were issued by AngloGold Ashanti Holdings plc (“AGA Holdings” or “AGAH”), a wholly-owned subsidiary of AngloGold Ashanti. AngloGold Ashanti is a guarantor and co-registrant of the debt securities issued by AGA Holdings described herein.
The AGA ordinary shares and AGA ADSs are described below under “Description of AngloGold Ashanti Ordinary Shares” and “Description of AngloGold Ashanti American Depositary Shares”. The 5.125% notes due 2022 are described below under “Description of the 2020 Notes”. The 5.375% notes due 2020 and 6.500% notes due 2040 are described below under “Description of the 2020 and 2040 Notes”.
Capitalized terms used but not defined herein have the meanings given to them in AngloGold Ashanti’s Annual Report on Form 20-F for the fiscal year ended 31 December 2019 (the “2019 Form 20-F”). Terms that are defined below retain such definitions solely for purposes of the relevant description of securities.

A.     Ordinary Shares and American Depositary Shares
AGA ADSs, each representing one AGA ordinary share are listed on the New York Stock Exchange and are registered under Section 12(b) of the Exchange Act. The following contains a description of the rights of (i) the holders of ordinary shares and (ii) ADS holders. Shares underlying the ADSs are held by The Bank of New York Mellon, as depositary.
Description of AngloGold Ashanti Ordinary Shares
AGA Ordinary Shares
As of 31 December 2019, there were 600,000,000 authorised AGA ordinary shares of par value 25 South African cents each. The ordinary shares have voting rights though there is no provision in AGA’s Memorandum of Incorporation

(MoI) for cumulative voting. There is no limitation imposed by the MoI or by South African law on the rights of any persons, including non-residents, to own AGA ordinary shares or to exercise voting rights in respect of AGA ordinary shares. As of 31 December 2019, 415,301,215 ordinary shares were issued and fully-paid and are not subject to further calls or assessment by AGA. The number of authorised but unissued ordinary shares in the capital of AGA as of 31 December 2019 was 184,698,785.
All existing AGA ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under South African law and AGA’s MoI and the transfer of ordinary shares is permitted through the STRATE (Share Transactions Totally Electronic) settlement system.
Registration
AGA is incorporated under the laws of the Republic of South Africa and registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. The South African Companies Act, No. 71 of 2008 (as amended) (the Companies Act) has abolished the requirement for specific “object and purpose” provisions to be included in a memorandum of incorporation and although the MoI is silent on the matter, the company continues to carry on as its main business: gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.
AGA’s MoI is available for inspection as set out in “Item 10H: Documents on Display” of the 2019 Form 20-F and a summary of pertinent provisions, including rights of the holders of shares in AGA, are set out below.
This summary does not contain all the information pertaining to the rights of holders of AGA’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AGA’s ordinary shares are governed by the Johannesburg Stock Exchange (JSE) Listings Requirements, the Companies Act and the Companies Regulations, 2011, promulgated under the Companies Act (Regulations), which include the Takeover Regulations. The rights of holders of AGA ADSs are governed by the Deposit Agreement (as defined herein) between AGA and The Bank of New York Mellon as described below under “Description of AngloGold Ashanti American Depositary Shares”.
The Companies Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorised. However, any shares which have a nominal or par value authorised prior to the effective date of the Companies Act continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorised share capital.
Directors
The management and control of any business of AGA is vested in the board of directors (board). The authority of the board to manage and direct the business and affairs of the company is not limited, restricted or qualified by the MoI.
Appointment and Retirement of Directors
The shareholders of the company have the power to elect the directors, and shareholders are also entitled to elect one or more alternate directors, in accordance with the provisions of the MoI.
The board may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled by election by shareholders entitled to exercise voting rights in such an election.
The MoI authorises the chairman of the board, subject to the written approval of the majority of the directors, to appoint any person as a director provided that such appointment is approved by shareholders at the next shareholders’ meeting or annual general meeting.

At every annual general meeting one-third of the directors will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. The directors so to retire at every annual general meeting will be those who have been the longest in office since their last election. Directors retiring by rotation are eligible for re-election. Directors who voluntarily decide not to make themselves available for re-election may be counted towards the one-third of directors required to retire at the relevant annual general meeting.
The MoI contains no provision for directors to hold qualification shares. The MoI does not impose an age limit for the retirement of directors.
Remuneration
In accordance with the Companies Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AGA’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director is employed in any other capacity, or holds an executive office or performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director, he may be paid such additional remuneration as a disinterested quorum of directors may reasonably determine.
Interests of Directors and Restriction on Voting
Although the interests of directors are not dealt with in the MoI, the provisions of the Companies Act in this regard are unalterable and will automatically apply, together with the applicable common law rules. Under the Companies Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e. persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The Companies Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote on or, after having made the disclosures to the meeting as prescribed by the Companies Act, remain present during the meeting when the matter in which he has interest is being discussed but will be counted as present for the purposes of a quorum.
Share Rights, Preferences and Restrictions
Allotment and Issue of Ordinary Shares
Subject to the JSE Listings Requirements, the Companies Act and/or with approval of shareholders in a general meeting, unissued ordinary shares must be offered to existing ordinary shareholders, pro rata to their shareholdings, unless they are issued for the acquisition of assets. The shareholders in a general meeting may authorise the AGA board to issue any unissued ordinary shares.
Dividends, Rights and Distributions
The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AGA in respect of fully paid ordinary shares. Under South African law, AGA may declare and pay dividends, subject to the company satisfying the solvency and liquidity test as provided by the Companies Act and the board passing a resolution acknowledging that such test has been applied and has reasonably concluded that the company would satisfy such test immediately after completing the distribution. Dividends are payable to shareholders registered at a record date after the date of declaration of the dividend.
As a company with its primary listing on the JSE, AGA is required to declare dividends in South African rands. Dividends are paid in South African rands, Australian dollars, Ghanaian cedis and British pounds. Registered holders of AGA ADSs are paid dividends in U.S. dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement, as described below.

The holder of the B preference shares is entitled to the right to an annual dividend amounting to the lesser of 5 percent of the issue price of the B preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area but shall not be payable from any other profits of the Company.
The holder of the A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income derived from mining the Moab Lease Area as determined by AGA’s directors in each financial year, only once the annual dividend on the B preference shares has been paid in full.
Although not stated in the MoI, but subject to the JSE Listings Requirements, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AGA or of any other company, or in cash, or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct.
All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may, by a resolution of the directors, become forfeited for the benefit of the company.
Voting Rights
Each ordinary share confers the right to vote at all general meetings. Each holder present in person or by proxy or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, holders present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York Mellon as the ADS issuer. Holders of Australian Chess Depositary Interests (CDIs) and Ghanaian Depositary Shares (GhDSs) are not entitled to vote in person or by proxy at meetings, but may vote by instructing Chess Depository Nominees and NTHC Limited as depositary, respectively, how to vote their shares.
There are no limitations on the right of non-South African registered shareholders to hold or exercise voting rights attaching to any of the ordinary shares.
The A redeemable preference shares have similar voting rights to those of ordinary shares. The B and C redeemable preference shares have voting rights only in the event that a dividend on this class of share has not been paid and remains unpaid for six months or more, or in connection with resolutions directly affecting these preference shares or in limited circumstances affecting AGA as a whole, such as disposal of substantially all of the company’s assets, winding up AGA or reducing the company’s share capital.
At any meeting of AGA at which the holders of the ordinary shares, A redeemable preference shares, B redeemable preference shares and C redeemable preference shares are present and entitled to vote on a poll, each holder of the A redeemable preference shares shall be entitled to 50 votes for every A redeemable preference share held, each holder of the ordinary shares is entitled to 50 votes for every ordinary share held and each holder of the B redeemable preference shares and the C redeemable preference shares is entitled to one vote for every B redeemable preference share and C redeemable preference share held respectively.
The MoI specifies that the rights relating to any class of shares may be modified or abrogated with the sanction of a resolution passed as if it were a special resolution of the holders of shares in that class at a separate general meeting. The MoI also specifies that the holders of the A, B and C preference shares may provide written consents to the modification of their rights.
Increase and Reduction of Capital
The company is authorised to issue the shares specified in the MoI and all such shares are required to be issued as fully paid up in accordance with the applicable approval and/or other requirements of the JSE Listings Requirements.

The directors are authorised, subject to any requirements of the JSE Listings Requirements and the MoI, to increase or decrease the number of authorised shares of any class of shares, reclassify any shares that have been authorised but not issued, classify any unclassified shares that have been authorised but not issued, and determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences, rights, limitations or other terms as determined. However, such capital amendments require an amendment to the MoI and the JSE Listings Requirements currently does not allow the MoI to be amended to give effect to such capital amendments without the approval of ordinary shareholders by special resolution.
Rights Upon Liquidation
In the event of the winding up of AGA:
(1)The A preference shares shall confer the right, on a winding-up of the company, in priority to any payment in respect of the ordinary shares in the capital of the company then issued, but after any payment in respect of the B preference shares and the C preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution;
(2)The B preference shares shall confer the right, on a winding-up of the company in priority to any payment in respect of the ordinary shares, the A preference shares and the C preference shares then in issue, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time;
(3)The C preference shares shall confer the right, on a winding-up of the company, ranking after and following payment of the holders of the B preference shares, but in priority to any payment in respect of the ordinary shares and the A preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per C preference share of the capital paid-up on the issue of the C preference shares outstanding at that time;
(4)The A, B and C preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the company in any other manner arising; and
(5)the ordinary shares confer the right to participate equally in any surplus arising from the liquidation of all other assets of AGA.
Redemption Provisions
The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.
The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.
Shareholders’ meetings
The directors may convene meetings of AGA shareholders. Subject to the provisions of the Companies Act, the shareholders may requisition for the convening of a meeting.
Notice of each AGA annual general meeting and general meeting of AGA shareholders must be delivered at least 15 business days before that shareholders’ meeting is to begin. In accordance with the Companies Act, business days are calculated by excluding the first day, including the last day and excluding Saturdays, Sundays and any public holiday in the Republic of South Africa. In terms of the MoI, all shareholders are entitled to attend shareholders’ meetings.
In the case of a class meeting of the A or B preference shares, the sole holder of such shares shall constitute a quorum. Save as aforesaid, the quorum of a shareholders’ meeting is sufficient persons present, in person or by proxy, at the meeting to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting and a quorum must remain present for the continuation of that shareholders meeting, provided that at least three shareholders must be present at the meeting. Such quorum requirement also applies for the consideration of any matter to be decided at the meeting. If the meeting is not quorate within 30 minutes after the appointed time for the meeting to begin (or such longer or shorter period as the chairperson may determine), it will be postponed, without motion, vote or further notice, for 1 week and the shareholders present, in person or by proxy, at the postponed meeting will constitute a quorum. For an ordinary resolution to be approved by shareholders, it must be supported by more than 50 percent of the voting rights exercised on the resolution. For a special resolution to be approved by shareholders, it must be supported by at least 75 percent of the voting rights exercised on the resolution.
Disclosure of Interest in Shares
Under South African law, a person must notify AGA within three business days after that person acquires a beneficial interest in sufficient securities of a class issued by AGA such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to five percent, 10 percent, 15 percent or any further whole multiple of five percent of the issued securities of that class or disposes of any beneficial interest in sufficient securities of a class issued by AGA such that the result of the disposition the person no longer holds a beneficial interest in securities amounting to a particular multiple of five percent of issued securities of that class. When AGA has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of securities unless the notice concerned a disposition of less than one percent of the class of securities.
If the securities of AGA are registered in the name of a person who is not the holder of the beneficial interest in all of the securities in AGA held by that person, that registered holder of the securities must disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in securities so held, the number and the class of securities held for each such person with a beneficial interest and the extent of each such beneficial interest. This information must be disclosed in writing to the company within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a Central Securities Depository. A company that knows or has reasonable cause to believe that any of its securities are held by one person for the beneficial interest of another may by notice in writing require either of those persons to confirm or deny that fact, provide particulars of the extent of the beneficial interest held during the three years preceding the date of the notice and disclose the identity of each person with a beneficial interest in the securities held by that person, which information must be provided within 10 business days of the receipt of the notice.
AGA is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interests equal to or in excess of five percent of the total number of ordinary shares issued by AGA together with the extent of those beneficial interests.
Rights of Minority Shareholders
Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder or director may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by any act or omission of the company or a related person, by the conduct of the business of the company or a related person in a particular manner, the exercise of the powers of the directors of the company or a related person in a particular manner. There may also be personal and derivative actions available to a shareholder of a company.
Pursuant to the Companies Act, a shareholder may petition a South African court for relief from the actions or omissions or, business conduct of the company or the actions of the company’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder. In addition, a shareholder who voted against a resolution to amend the company’s MoI, or to approve a fundamental transaction, (and complied with other requirements set out in the Companies Act) may exercise its appraisal right to demand that the company pay to it the fair value for all the shares of the company held by that shareholder.

Description of AngloGold Ashanti American Depositary Shares
The Bank of New York Mellon issues AGA ADSs. Each AGA ADS represents the ownership interest of one AGA ordinary share.
The Deposit Agreement
This section provides a summary description of AngloGold Ashanti’s ADSs.
AngloGold Ashanti has entered into an Amended and Restated Deposit Agreement dated 3 June 2008, with The Bank of New York Mellon as depositary and the owners and beneficial owners of American Depositary Receipts (the “Deposit Agreement”).
The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the Form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti’s Registration Statements on Form F-6 (Nos. 333-133049 and 333-159248) on 27 May 2008 and 14 May 2009, respectively. See “Item 10H: Documents on Display” of the 2019 Form 20-F. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 240 Greenwich Street, New York, New York 10286.
Description of the AGA ADSs
The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one ordinary share (or a right to receive one share) deposited with Standard Bank of South Africa Limited, FirstRand Bank Limited or HSBC Bank Australia Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as the “Custodian”. Each ADS also represents any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon’s Corporate Trust Office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is also located at 240 Greenwich Street, New York, New York 10286.
ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder’s name, or (ii) by having ADSs registered in a holder’s name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If ADSs are held directly, such holders are ADS holders. This description applies to AngloGold Ashanti’s ADS holders. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.
The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
AngloGold Ashanti does not treat ADS holders as its shareholders and ADS holders do not have shareholder rights. South African law governs shareholder rights. The Bank of New York Mellon is the holder of the shares underlying the ADSs. Registered holders of ADSs have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon. New York law governs the Deposit Agreement and the ADSs.
Dividends and Other Distributions
The Bank of New York Mellon has agreed to pay to holders of ADSs the cash dividends or other distributions it or a Custodian receives on AGA ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AGA ordinary shares that their ADSs represent.

A.    Cash
The Bank of New York Mellon will convert any cash dividend or other cash distribution (in South African rands) that AngloGold Ashanti pays on ordinary shares into U.S. dollars (unless AngloGold Ashanti pays such dividend or cash distribution in U.S. dollars) and distribute to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-U.S. currency only to those ADS holders to whom it is possible to make this type of distribution.
The Bank of New York Mellon may hold the non-U.S. currency it cannot convert for the account of holders of ADSs who for one reason or the other have not been paid. It will not invest the non-U.S. currency, and it will not be liable for interest on such amounts. Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-U.S. currency, holders of ADSs may lose some or all of the value of the distribution.
B.    Ordinary Shares
The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing AGA ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AGA ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell AGA ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The Bank of New York Mellon may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.
C.    Rights to Subscribe for Additional Ordinary Shares
If AngloGold Ashanti offers holders of AGA ordinary shares any rights to subscribe for additional AGA ordinary shares or any other rights, The Bank of New York Mellon, after consultation with AngloGold Ashanti, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York Mellon cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.
If The Bank of New York Mellon makes these types of subscription rights available to holders of ADSs upon instruction from holders of ADSs, it will exercise the rights and purchase AGA ordinary shares on their behalf. The Bank of New York Mellon will then deposit the AGA ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.
U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are “restricted securities” within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.
D.    Other Distributions
The Bank of New York Mellon will send to holders of ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property. However, The Bank of New York Mellon is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from AngloGold Ashanti that it is legal to make that distribution. The Bank of New York Mellon may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York Mellon is not responsible if, based on available information, it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AGA ordinary shares, rights or other securities under the Securities Act. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AGA ordinary shares, or any other rights to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impracticable for AngloGold Ashanti to make them available to the holders of ADSs.
Deposit, Withdrawal and Cancellation
The Bank of New York Mellon will deliver ADSs if a holder of AGA ordinary shares or its broker deposits AGA ordinary shares or evidence of rights to receive ordinary shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names such holder of AGA ordinary shares requests and will deliver the ADSs at its Corporate Trust Office to the persons such holders request.
Holders of ADSs may turn in their ADSs at The Bank of New York Mellon’s Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying AGA ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian, or, at the request, risk and expense of ADS holders, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.
Interchange Between Certificated ADSs and Uncertificated ADSs

ADS registered holders may surrender their ADS to The Bank of New York Mellon for the purpose of exchanging such ADS for uncertificated ADSs. The Bank of New York Mellon will cancel that ADS and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by The Bank of New York Mellon of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, The Bank of New York Mellon will execute and deliver to the ADS registered holder an ADS evidencing those ADSs.

Voting Rights
ADS registered holders may instruct The Bank of New York Mellon to vote the number of deposited shares their ADSs represent. The Bank of New York Mellon will notify ADS registered holders of shareholders’ meetings and arrange to deliver AngloGold Ashanti’s voting materials to them if AngloGold Ashanti asks it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct The Bank of New York Mellon how to vote. For instructions to be valid, they must reach The Bank of New York Mellon by a date set by The Bank of New York Mellon.

Otherwise, ADS registered holders will not be able to exercise their right to vote unless they withdraw the shares. However, ADS registered holders may not know about the meeting sufficiently in advance to withdraw the shares.

The Bank of New York Mellon will try, as far as practicable, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti’s MoI and of the deposited securities and any applicable rule of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

AngloGold Ashanti cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York Mellon to vote their ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AGA ordinary shares or rights or other property. Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees
Transfer and registration of AGA ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York Mellon or its agent when AGA ordinary shares are deposited or withdrawn

$0.02 (or less) per ADS per year	Depositary services
Expenses of The Bank of New York Mellon	Conversion of non-U.S. currency to U.S. dollars Cable, telex and facsimile transmission expenses Servicing the deposited securities
Taxes and other governmental charges that The Bank of New York Mellon or any Custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders

Payment of Taxes
Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If The Bank of New York Mellon sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If AngloGold Ashanti:	Then:
Reclassifies, splits up or consolidates any of the deposited securities;
The cash, ordinary shares or other securities received by The Bank of New York Mellon will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or
Recapitalises, reorganises, merges, liquidates, sells all or substantially all of AngloGold Ashanti’s assets, or takes any similar action

The Bank of New York Mellon may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AGA ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination
AngloGold Ashanti may, for any reason, agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without the consent of holders. If the amendment increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.
The Bank of New York Mellon may terminate the Deposit Agreement by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York Mellon may also terminate the Deposit Agreement if The Bank of New York Mellon has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify holders of AGA ADSs at least 30 days before termination.
After termination, The Bank of New York Mellon and its agents will be required to do only the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AGA ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti’s only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York Mellon.
Limitations on Obligations and Liability to ADS Holders
The Deposit Agreement expressly limits AngloGold Ashanti’s obligations and the obligations of The Bank of New York Mellon, and limits AngloGold Ashanti’s liability and the liability of The Bank of New York Mellon. AngloGold Ashanti and The Bank of New York Mellon:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•
are not liable if either of AngloGold Ashanti or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	are not liable if either of AngloGold Ashanti or The Bank of New York Mellon exercises discretion permitted under the Deposit Agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on behalf of the holders of ADSs or on behalf of any other party;

•
may rely on advice of or information from legal counsel, accountants, and any persons presenting AGA ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and

•	pursuant to the Deposit Agreement, agree to indemnify each other under certain circumstances.

Requirements for Depositary Action
Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AGA ordinary shares, The Bank of New York Mellon may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.
The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York Mellon or AngloGold Ashanti are closed, or at any time if either AngloGold Ashanti or The Bank of New York Mellon thinks it advisable to do so.
Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•
when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York Mellon have closed AngloGold Ashanti’s transfer books; (2) the transfer of the AGA ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the AGA ordinary shares;

•	when ADS holders seeking to withdraw the ordinary shares are liable for unpaid fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the Deposit Agreement.
Pre-release of ADSs
In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.
The Bank of New York Mellon may also deliver AGA ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre- release transaction has been closed out). A pre-release is closed out as soon as the underlying AGA ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release.
The Bank of New York Mellon may pre-release ADSs only under the following conditions:

•
before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash, U.S. government securities, or other collateral that The Bank of New York Mellon considers appropriate; and

•
The Bank of New York Mellon must be able to close out the prerelease on not more than five business days’ notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of AGA ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that The Bank of New York Mellon will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that The Bank of New York Mellon’s reliance on and compliance with instructions received by The Bank of New York Mellon through the DRS/Profile System and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of The Bank of New York Mellon.

Shareholder Communications: Inspection of Register of Holders of ADSs

The Bank of New York Mellon will make available for inspection at its office all communications that it receives from AngloGold Ashanti as a holder of deposited securities that AngloGold Ashanti makes generally available to holders of deposited securities. The Bank of New York Mellon sends copies of those communications if requested by AngloGold Ashanti. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to AngloGold Ashanti’s business or the ADSs.

B.    Debt Securities

Each series of notes listed on the New York Stock Exchange and set forth on the cover page to the 2019 Form 20-F has been issued by AngloGold Ashanti Holdings plc (“AGA Holdings” or “AGAH”) and guaranteed by AngloGold Ashanti Limited (“AngloGold Ashanti” or “AGA”). Each of these series of notes was issued pursuant to an effective registration statement and a related base prospectus and prospectus supplement setting forth the terms of the relevant series of notes and related guarantees. Each of these series of notes were issued under the indenture, dated as of 28 April 2010, among AGA Holdings, as issuer, AGA, as guarantor, and The Bank of New York Mellon, as trustee (the “Indenture”).
The following table sets forth the dates of the registration statements, dates of the base prospectuses and date of issuance for each relevant series of notes (the “Notes”).

Title of each class	Registration Statement	Date of Base Prospectus	Date of Issuance
5.375% Notes due 2020	No. 333-161634	20 April 2010	28 April 2010
5.125% Notes due 2022	No. 333-182712	17 July 2012	30 July 2012
6.500% Notes due 2040	No. 333-161634	20 April 2010	28 April 2010

The following description of our Notes is a summary and does not purport to be complete and is qualified in its entirety by the full terms of the relevant Notes. For a complete description of the terms and provisions of the Notes, refer to the Indenture filed as an exhibit to AngloGold Ashanti’s Registration Statement on Form F-3 (No. 333-182712) filed with the SEC on 17 July 2012.

DESCRIPTION OF THE 2022 NOTES
This section describes the specific financial and legal terms of the 5.125% notes due 2022 (the “notes”) and the Indenture. The following description is a summary of material provisions of the notes and the Indenture and does not purport to be complete. References to “we”, “us” and “our” in this section refer to AGA Holdings. References to “holder”, “you” and “your” in this section refers to holders of the notes.
General
The notes were issued under the Indenture. Book-entry interests in the notes were issued in minimum denominations of $1,000 and in integral multiples of $1,000 in excess thereof. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months. The Indenture, the notes and the guarantee are governed by the laws of the State of New York.
The notes were issued in an aggregate principal amount of $750,000,000 and mature on 1 August 2022. The notes bear interest at a rate of 5.125% per annum, payable semi-annually in arrears on 1 February and 1 August of each year. The regular record dates for the notes is every 15 January and 15 July of each year.
If any scheduled interest payment date is not a business day, AGA Holdings will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, AGA Holdings may pay interest and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City or in the City of London.
The notes are unsecured and unsubordinated indebtedness of AGA Holdings and rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. The notes are or will be effectively subordinated to any of AGA Holdings’ existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of AGA Holdings’ subsidiaries.
The principal corporate trust office of the trustee in New York City is designated as the principal paying agent. AGA Holdings may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.
Further Issuances
AGA Holdings may, without the consent of the holders of the notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes except for the price to the public and issue date, provided, however, that no such additional notes may be issued unless they are fungible with the notes for U.S. federal income tax purposes. Any such additional notes, together with the notes, will constitute a single series of securities under the Indenture and are included in the definition of “notes” in this section where the context requires. There is no limitation on the amount of notes or other debt securities that AGA Holdings may issue under the Indenture.
Optional Redemption
The notes are redeemable as a whole or in part, at the option of AGA Holdings or AGA at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued and unpaid to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Make- whole Spread, plus, in each case, accrued and unpaid interest thereon to, but not including, the date of redemption. Further installments of interest on the notes to be redeemed that are due and payable on the interest payment dates falling on or prior to a redemption date shall be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes and the Indenture.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by AGA Holdings.
“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if AGA Holdings obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Citigroup Global Markets Inc. or their affiliates that are primary U.S. Government securities dealers and two other primary U.S. Government securities dealers in New York City selected by AGA Holdings, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City, AGA Holdings shall substitute therefor another such primary U.S. Government securities dealer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by AGA Holdings, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to AGA Holdings by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.
“Make-whole Spread” means 50 basis points.
AGA Holdings will give notice to each holder of notes to be redeemed of any redemption AGA Holdings or AGA propose to make at least 30 days, but not more than 60 days, before the redemption date or request that the trustee send such notice of redemption to each holder of notes to be redeemed in the name of AGA Holdings and at its expense. If fewer than all of the notes are to be redeemed, the notes to be redeemed shall be selected in accordance with DTC procedure.
Unless AGA Holdings or AGA defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.
Optional Tax Redemption
We or the guarantor may redeem the notes at our option in whole but not in part at any time, if:

•
we or the guarantor would be required to pay additional amounts, as a result of any change in the tax laws or income tax treaties (including the official application or interpretation thereof) of a Taxing Jurisdiction (as defined herein) or, in the case of an income tax treaty, to which a Taxing Jurisdiction is a party that, in the case of any of us, becomes effective on or after 30 July 2012 (the issuance date of the notes) (or, in the case of a successor that becomes effective after the date such successor becomes such, or, in the case of assumption by the guarantor, the date of such assumption), as explained below under “—Payment of Additional Amounts”, or

•
there is a change in the official application or interpretation of an income tax treaty to which a Taxing Jurisdiction is a party, this change is proposed and becomes effective on or after a date on which one of our affiliates borrows money from us, and because of the change this affiliate would be required to deduct or withhold tax on payments to us to enable us to make any payment of principal, premium, if any, or interest.

In both of these cases, however, we will not be permitted to redeem the notes if we can avoid either the payment of additional amounts, or deductions or withholding, as the case may be, by using reasonable measures available to us.
If AGA Holdings or AGA call the notes, AGA Holdings or AGA must pay you 100% of their principal amount. AGA Holdings or AGA will also pay you unpaid accrued interest to the redemption date. The notes will stop bearing interest on the redemption date, even if you do not collect your money. AGA Holdings will give notice to each holder of notes to be redeemed of any redemption AGA Holdings or AGA proposes to make at least 30 days, but not more than 60 days, before the redemption date or request that the trustee send such notice of redemption to each holder of notes to be redeemed in the name of AGA Holdings and at its expense.
Change of Control Repurchase Event
If a change of control repurchase event occurs in respect of the notes, unless either AGA Holdings or AGA has exercised its right to redeem the notes as described under “—Optional Redemption” or “—Optional Tax

Redemption” above, AGA Holdings will be required to make an offer to each holder of the notes to repurchase all or any part (in minimal denominations of $1,000 and integral multiples of $1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase. Within 30 days following any change of control repurchase event or, at AGA Holdings’ option, prior to any change of control, but after the public announcement of the proposed change of control, AGA Holdings will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. Holders of the notes electing to have their notes purchased pursuant to a change of control repurchase event offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the repurchase payment date. AGA Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any applicable securities or corporate laws or regulations conflict with the change of control repurchase event provisions of the notes, AGA Holdings will comply with the applicable securities or corporate laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.
On the repurchase date following a change of control repurchase event, AGA Holdings will, to the extent lawful:

•	accept for payment all notes or portions of the notes properly tendered pursuant to AGA Holdings’ offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by AGA Holdings.
The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes (or make payment through the depositary), and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, however, that each new note will be in a minimum principal amount of $1,000 and integral multiples of $1,000 in excess thereof.
AGA Holdings will not be required to make an offer to repurchase the notes issued by it upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by AGA Holdings and such third party purchases all notes properly tendered and not withdrawn under its offer.
For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
“change of control” means the occurrence of any of the following:

•	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, scheme of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the assets of AGA and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to AGA or one of its subsidiaries;

•
the consummation of any transaction (including, without limitation, any merger, scheme of arrangement, amalgamation or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a subsidiary of AGA) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of AGA’s voting stock or other voting stock into which AGA’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares;

•
AGA consolidates with, or merges with or into, or enters into a scheme of arrangement with or amalgamates with, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates with, or merges with or into, or enters into a plan or arrangement with, AGA, in any such event pursuant to a transaction in which any of the outstanding voting stock of AGA or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of AGA outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

•	the first day on which the majority of the members of the board of directors of AGA cease to be continuing directors; or

•	the adoption of a plan relating to the liquidation or dissolution of AGA.
Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) AGA becomes a direct or indirect wholly owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of AGA’s voting stock immediately prior to that transaction or (B) immediately following that transaction, no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.
The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of AGA’s and its subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require AGA Holdings to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of AGA’s and its subsidiaries’ assets taken as a whole to another person or group may be uncertain. Holders may not be entitled to require AGA Holdings to purchase their notes in certain circumstances involving a significant change in the composition of the board of directors of AGA, including in connection with a proxy contest, where the board of directors of AGA initially publicly opposes the election of a dissident slate of directors, but subsequently approves such directors for the purposes of the Indenture governing the notes. This may result in a change in the composition of the board of directors of AGA that, but for such subsequent approval, would have otherwise constituted a change of control under the terms of the Indenture governing the notes.
“change of control repurchase event” means, provided the notes carry an investment grade rating from both of the rating agencies immediately prior to the occurrence of the change of control or the public notice of the intention by AGA to effect the change of control, as the case may be, the notes cease to be rated investment grade by each of the rating agencies on any date during the 60-day period (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; and (2) public notice of the intention by AGA to effect a change of control; provided, however, that a change of control repurchase event shall be deemed not to have occurred if (A) a rating agency that has reduced its rating of the notes below investment grade during that period does not announce or publicly confirm or inform the trustee in writing at AGA Holdings’ request that the reduction was the result, in whole or in part, of any event or circumstance comprised from or arising as a result of the applicable change of control (regardless of whether that change of control shall then have occurred) or (B) a rating of the notes by one of the rating agencies is within that period subsequently upgraded to an investment grade credit rating. Notwithstanding the foregoing, a change of control repurchase event will be deemed not to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated.
“continuing director” means, as of any date of determination, any member of the board of directors of AGA who:

•	was a member of such board of directors on the date of the closing of this offering; or

•
was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of AGA’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by AGA as a replacement rating agency or replacement ratings agencies.
“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
“rating agency” means each of Moody’s and S&P; provided, however, that if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of AGA’s control, AGA may select (as certified by a resolution of AGA’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.
“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of AGA and, thus, the removal of incumbent management. Subject to the limitations discussed below, AGA could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect AGA’s capital structure or credit ratings on the notes. Restrictions on AGA’s ability to incur liens are contained in the covenants as described under “—Limitation on Liens” below.
AGA Holdings may not have sufficient funds to repurchase all the notes upon a change of control repurchase event.
Payment of Additional Amounts
We will pay all amounts of principal of, and any premium and interest on, the notes, and all payments pursuant to any guarantee shall be made, without deduction or withholding for any taxes, duties, assessments or other charges imposed by the government of South Africa or the Isle of Man or any other jurisdiction where we and the guarantor are tax resident or in which we do business, as the case may be, or the government of a jurisdiction in which a successor to any of us, as the case may be, is organized or tax resident (each such jurisdiction, a “Taxing Jurisdiction”), unless such taxes, duties, assessments or other governmental charges are required by a Taxing Jurisdiction to be deducted or withheld. In that event, we (or the guarantor) will pay any additional amounts necessary to make the net amount paid to the affected holders equal the amount the holders would have received in the absence of the deduction or withholding. However, these “additional amounts” will not include:

•
the amount of any tax, duty, assessment or other governmental charge imposed by any government of any jurisdiction other than a Taxing Jurisdiction (including any unit of the federal or a state government of the United States);

•	the amount of any tax, duty, assessment or other governmental charge that is only payable because either:

•	a type of connection exists between the holder and a Taxing Jurisdiction; or

•	the holder presented the note for payment more than 30 days after the date on which the relevant payment becomes due or was provided for, whichever is later;

•	any estate, inheritance, gift, sale, transfer, personal property or similar tax, duty, assessment or other governmental charge;

•	the amount of any tax, duty, assessment or other governmental charge that is payable other than by deduction or withholding from a payment on the notes;

•
the amount of any tax, duty, assessment or other governmental charge that is imposed or withheld due to the holder or beneficial owner of the note failing to accurately comply with a request from us either to provide information concerning the beneficial owner’s nationality, residence or identity or make any claim or to satisfy any information or reporting requirement, if the completion of either is required by statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from the applicable governmental charge;

•
any withholding or deduction that is imposed on a payment to an individual and required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN (European Union Economic and Finance Ministers) Counsel Meeting of 26-27 November 2000 or any law implementing or complying with or introduced in order to conform to such Directive; or

•	any combination of the withholdings, taxes, duties, assessments or other governmental charges described above.
Additionally, additional amounts shall not be paid with respect to any payment to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such additional amounts had it been the holder.
References in this “Description of the 2022 Notes” to principal or interest will be deemed to include additional amounts payable with respect thereto.
Limitation on Liens
AGA covenants in the Indenture that it will not, nor will it permit any “Restricted Subsidiary” to, create, incur, issue, assume or guarantee any Capital Markets Indebtedness if the Capital Markets Indebtedness is secured by any mortgage, security interest, pledge, lien or other encumbrance (collectively, a “lien” or “liens”) upon any “Principal Property” of it or any Restricted Subsidiary or any shares of stock of or debt owed to any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the securities issued under the Indenture equally and ratably with or prior to such secured Capital Markets Indebtedness. See below for definitions of “Restricted Subsidiary”, “Capital Markets Indebtedness” and “Principal Property”.
This lien restriction will not apply to, among other things:

•	liens already existing at 28 April 2010 (the date of the Indenture);

•	liens on property or securities of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	liens arising by operation of law in the ordinary course of business and securing amounts not more than 60 days overdue;

•
liens created on an undertaking or asset in favour of a governmental or quasi-governmental (whether national, local or regional) or supra-governmental body in respect of the financing of that undertaking or asset at a preferential rate which secures only the payment or repayment of the financing for that undertaking or asset;

•	liens created in respect of any margin or collateral delivered or otherwise provided in connection with metal transactions;

•
liens on any property acquired, constructed or improved after the date of the Indenture that are created or assumed before or within 12 months after the acquisition, construction or improvement to secure or provide for the payment of all or any part of the purchase price or cost of construction or improvement incurred after the date of the Indenture, or existing liens on property acquired after the date of the Indenture, provided that such liens are limited to such property acquired or constructed or to the improvement of such properties;

•
liens on any Principal Property imposed to secure all or any part of the payment of costs of exploration, drilling, development, operation, construction, alteration, repair, improvement or rehabilitation, if they are created or assumed before or within 12 months after completion of these activities;

•	liens securing debt owed by a Restricted Subsidiary to AGA or to another Restricted Subsidiary;

•
liens on any property, shares of stock or indebtedness of a corporation consolidated with or merged into, or substantially all of the assets of which are acquired by AGA or a Restricted Subsidiary existing at the time of such acquisition;

•	certain deposits or pledges of assets;

•
liens in favour of governmental bodies to secure partial, progress, advance or other payments under any contract or statute or to secure indebtedness incurred to finance all or any part of the purchase price or cost of constructing or improving the property subject to these liens, including liens to secure tax exempt pollution control revenue bonds;

•	liens on property acquired by AGA or a Restricted Subsidiary through the exercise of rights arising out of defaults on receivables acquired in the ordinary course of business;

•	judgment liens in which the finality of the judgment is being contested in good faith;

•	liens for the sole purpose of extending, renewing or replacing debt secured by the permitted liens listed here, subject to certain limitations;

•	liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can be paid without penalty after they are due, or which are being contested in good faith;

landlord’s liens on leased property; and other similar liens which do not, in the opinion of AGA, materially impair the use of that property in the operation of its business or the business of a Restricted Subsidiary or the value of that property for the purposes of that business;

•	any sale of receivables that is reflected as secured indebtedness on a balance sheet prepared in accordance with International Financial Reporting Standards;

•
liens on margin stock owned by AGA and its Restricted Subsidiaries to the extent this margin stock exceeds 25% of the fair market value of the sum of the Principal Property and that of the Restricted Subsidiaries plus the shares of stock (including margin stock) and indebtedness incurred by the Restricted Subsidiaries;

•	liens over assets for the purpose of securing financing for construction and development of a project such as a mining venture, which we usually call “project finance”;

•
any mineral right, royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest kept by the seller in a property AGA acquires, and any sale by AGA to another person of a mineral right, royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest;

•
any lien created to secure our portion of someone else’s expenses to develop or conduct operations with respect to mineral resources on a property in which we or one of our Restricted Subsidiaries has an interest;

•
any conveyance or assignment under the terms of which AGA or one of its Restricted Subsidiaries conveys or assigns to any person an interest in any mineral and/or the proceeds thereof, any royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest in real property; and

•	any lien to secure the performance of our obligations to others who jointly hold an interest in property with AGA or one of its Restricted Subsidiaries.
The lien restriction described above does not apply to Capital Markets Indebtedness secured by a lien, if the Capital Markets Indebtedness, together with all other Capital Markets Indebtedness secured by liens (not including permitted liens described above) and the Attributable Debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) associated with Sale and Lease Back Transactions (as defined below) entered into after 28 April 2010 (the date of the Indenture) (but not including Sale and Lease Back Transactions (as defined below) pursuant to which debt has been retired), does not exceed 10% of the consolidated net tangible assets of AGA and its consolidated subsidiaries (as set forth on the most recent balance sheet but, in any event, as of a date within 150 days of the date of determination) prepared in accordance with International Financial Reporting Standards (“IFRS”).
The term “Restricted Subsidiary” is defined in the Indenture to mean any wholly-owned subsidiary of AGA which also owns a Principal Property, unless the subsidiary is primarily engaged in the business of a finance company.
The term “Capital Markets Indebtedness” is defined in the Indenture to mean any indebtedness for money borrowed or interest thereon in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over-the-counter or other securities market, having an original maturity of more than 365 days from its date of issue, or any guarantee or indemnity in respect of Capital Markets Indebtedness.
The term “Principal Property” is defined in the Indenture to mean any mine, together with any fixtures comprising a part thereof, and any plant or other facility, together with the land upon which such plant or other facility is erected and any fixtures comprising a part thereof, used primarily for mining or processing, the net book value of which exceeds 5% of the consolidated net tangible assets of AGA and its consolidated subsidiaries (as set forth on the most recent balance sheet but, in any event, as of a date within 150 days of the date of determination) prepared in accordance with IFRS, unless the board of directors of AGA believes that the property is not of material importance to our overall business or that the portion of a property in question is not of material importance to the rest of it.
Limitation on Sale and Lease Back Transactions
AGA covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary, to enter into any arrangement with any party providing for the leasing to it or any Restricted Subsidiary of any Principal Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by it or the Restricted Subsidiary to the party (a “Sale and Lease Back Transaction”), unless:

•
the Attributable Debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) of the Sale and Lease Back Transaction, together with the Attributable Debt of all other Sale and Lease Back Transactions entered into after 28 April 2010 (the date of the Indenture) and the aggregate principal amount of the AGA’s debt secured by liens on Principal Property of AGA or any Restricted Subsidiary (but not including permitted liens and Sale and Lease Back Transactions pursuant to which debt has been retired) would not exceed 10% of the consolidated net tangible assets of AGA and its consolidated subsidiaries (as set forth on the most recent balance sheet but, in any event, as of a date within 150 days of the date of determination) prepared in accordance with International Financial Reporting Standards;

•
AGA or the Restricted Subsidiary would be entitled to incur debt secured by a lien on the Principal Property to be leased without securing the securities issued under the Indenture, as described in the bullet points under “Limitation on Liens” above;

•
AGA applies an amount equal to the greater of the net proceeds of the sale or transfer or fair value of the Principal Property that is the subject of a Sale and Lease Back Transaction to the retirement of the securities, or to the retirement of long-term indebtedness of AGA or a Restricted Subsidiary that is not subordinated to the debt securities issued; or

•	AGA enters into a bona fide commitment to expend for the acquisition or improvement of a Principal Property an amount at least equal to the fair value of the Principal Property leased.
Events of Default
You will have special rights if an Event of Default occurs in respect of the notes and is not cured, as described later in this subsection.
What Is an Event of Default? The term “Event of Default” in respect of the notes means any of the following:

•	failure to pay the principal of, or any premium on, the notes on their due date;

•	failure to pay interest or additional amounts on the notes within 30 days of their due date;

•	failure to deposit any sinking fund payment in respect of the notes on their due date;

•
failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, debt of AGA or AGA Holdings having an aggregate principal amount in excess of the greater of (i) $100,000,000 and (ii) five percent of the consolidated net tangible assets of AGA and its consolidated subsidiaries (as set forth on the most recent balance sheet but, in any event, as of a date within 150 days of the date of determination) prepared in accordance with IFRS;

•
we or the guarantor remain in breach of a covenant in respect of the notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the notes; or

•	we or the guarantor file for bankruptcy or certain other events of bankruptcy, insolvency or reorganisation occur.
An Event of Default for the notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture or any other indenture. The trustee may withhold notice to the holders of notes of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders of the notes.
Remedies if an Event of Default Occurs. If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the notes may declare the entire principal amount of all the notes to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the notes.
Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability (called an “indemnity”) satisfactory to the trustee. If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	you must give your trustee written notice that an Event of Default has occurred and remains uncured;

•
the holders of at least 25% in principal amount of all outstanding notes must make a written request that the trustee take action because of the default and must offer indemnity to the trustee reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the holders of a majority in principal amount of the notes must not have given the trustee a direction inconsistent with the above notice.
However, you are entitled at any time to bring a lawsuit for the payment of money due on your notes on or after the due date.
Holders of a majority in principal amount of the notes may waive any past defaults other than:

•	the payment of principal, any premium or interest; and

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.
BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.

Each year, we and the guarantor will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the notes, or else specifying any default.
Merger or Consolidation
Under the terms of the Indenture, we and the guarantor are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for the notes;

•
immediately after giving effect to the merger or sale of assets, no default on the notes shall have occurred and be continuing. For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default—What Is an Event of Default?”. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded; and

•	we must deliver certain certificates and documents to the trustee.
Modification or Waiver
There are three types of changes we can make to the Indenture and the notes.
Changes Requiring Your Approval. First, there are changes that we cannot make to your notes without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal of (or premium, if any) or interest on the notes;

•	reduce any amounts due on the notes;

•	reduce the amount of principal payable upon acceleration of the maturity of the notes following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place or currency of payment on the notes;

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange the notes in accordance with their terms;

•	reduce the percentage in principal amount of holders of the notes whose consent is needed to modify or amend the Indenture;

•	reduce the percentage in principal amount of holders of the notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults under the Indenture;

•	modify any other aspect of the provisions of the Indenture dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation to pay additional amounts, as explained above under “—Payment of Additional Amounts”.

Changes Not Requiring Approval. The second type of change does not require any vote by the holders of the notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding notes in any material respect. We also do not need any approval to make any change that affects only notes to be issued under the Indenture after the change takes effect.
Changes Requiring Majority Approval. Any other change to the Indenture or the notes would require the following approval:

•	if the change affects only the notes, it must be approved by the holders of a majority in principal amount of the notes;

•
if the change affects more than one series of debt securities issued under the Indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, any resolution passed or decision taken at any meeting of the holders of a series of debt securities must be in writing.
The holders of a majority in principal amount of any series of debt securities issued under the Indenture may waive our (and, in the case of the notes or other guaranteed debt securities, the guarantor’s) compliance with some of our covenants in the Indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Changes Requiring Your Approval”.
Further Details Concerning Voting. We will generally be entitled to set any day as a record date for the purpose of determining the holders of notes that are entitled to vote or take other action under the Indenture. If we set a record date for a vote or other action to be taken by holders of the notes, that vote or action may be taken only by persons who are holders of outstanding notes on the record date, and the vote or other action must be taken within eleven months following the record date. The holder of a note will be entitled to one vote for each $1,000 principal amount of the note that is outstanding and held by it. Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance”.
BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE NOTES OR REQUEST A WAIVER.
Sinking Fund
The notes will not be entitled to the benefit of a sinking fund.
Defeasance
The following provisions will be applicable to the notes.
Covenant Defeasance. Under certain circumstances as described below, we or the guarantor can `be released from some of the restrictive covenants in the Indenture. This is called “covenant defeasance”. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having cash and U.S. government securities set aside in trust to repay your notes. In order to achieve covenant defeasance, we must do the following:

•
we must deposit in trust for the benefit of all holders of the notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates;

•	the “covenant defeasance” must not otherwise result in a breach of the Indenture or any of our and the guarantor’s material agreements;

•	no Event of Default must have occurred and remain uncured;

•
we must deliver to the trustee a legal opinion of our counsel confirming that, under current federal income tax law, we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves at maturity; and

•	we must deliver to the trustee a legal opinion and officer’s certificate, each stating that all conditions precedent to “covenant defeasance” under the Indenture have been met.
If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there is a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.
Full Defeasance. Under certain circumstances as described below, we or the guarantor can legally release ourselves from all payment and certain other obligations on the notes. This is called “full defeasance”. In order to achieve full defeasance, we must put in place the following arrangements for you to be repaid:

•
we must deposit in trust for the benefit of all holders of the notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates;

•	the “full defeasance” must not otherwise result in a breach of the Indenture or any of our and the guarantor’s material agreements;

•	no Event of Default must have occurred and remain uncured;

•
we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal income tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves at maturity. Under current U.S. federal income tax law, the deposit and our legal release from the notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your notes and you would recognise gain or loss on the notes at the time of the deposit; and

•	we must deliver to the trustee an opinion of counsel and an officer’s certificate, each stating that all conditions precedent to “full defeasance” under the Indenture have been met.
If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the notes. You could not look to us for repayment in the unlikely event of any shortfall.
Listing
The notes are listed on the New York Stock Exchange.
Guarantee
AGA fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on the notes, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. AGA has obtained the approval of the South African Reserve Bank to provide the guarantee. The guarantee of the notes is unsecured and unsubordinated indebtedness of AGA and ranks equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. The guarantee is or will be effectively subordinated to any of AGA’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of AGA’s subsidiaries. Under the terms of the full and unconditional guarantee, holders of notes will not be required to exercise their remedies against AGA Holdings before they proceed directly against AGA.
Trustee
The Bank of New York Mellon is trustee, paying agent and registrar under the Indenture. The Bank of New York Mellon’s address currently is 240 Greenwich Street, New York, New York 10286.

DESCRIPTION OF THE 2020 AND 2040 NOTES
This section describes the specific financial and legal terms of the 5.375% notes due 2020 and the 6.500% notes due 2040 (together, the “notes”). The following description is a summary of material provisions of the notes and the Indenture and does not purport to be complete. References to “we”, “us” and “our” in this section refer to AGA Holdings. References to “holder”, “you” and “your” in this section refers to holders of the notes.
General
The 5.375% notes due 2020 and the 6.500% notes due 2040 each constitute a separate series of debt securities issued under the Indenture. Book-entry interests in the notes were issued in minimum denominations of $1,000 and in integral multiples of $1,000 in excess thereof. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months. The Indenture, the notes and the guarantees are each governed by the laws of the State of New York.
The 5.375% notes due 2020 were issued in an aggregate principal amount of $700,000,000 and will mature on 15 April 2020. The 5.375% notes due 2020 bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on 15 April and 15 October of each year. The 6.500% notes due 2040 were issued in an aggregate principal amount of $300,000,000 and will mature on 15 April 2040. The 6.500% notes due 2040 bear interest at a rate of 6.50% per annum, payable semi-annually in arrears on 15 April and 15 October of each year. The regular record dates for the notes will be every 1 April and 1 October of each year.
If any scheduled interest payment date is not a business day, AGA Holdings will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, AGA Holdings may pay interest and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.
A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City or in the City of London.
The notes are unsecured and unsubordinated indebtedness of AGA Holdings and rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. The notes are or will be effectively subordinated to any of AGA Holdings’ existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of AGA Holdings’ subsidiaries.
The principal corporate trust office of the trustee in New York City is designated as the principal paying agent.
AGA Holdings may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.
Further Issuances
AGA Holdings may, without the consent of the holders of the notes, issue additional notes of one or more series having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes except for the price to the public and issue date, provided however, that no such additional notes may be issued unless they are fungible with the notes for U.S. federal income tax purposes.
Any such additional notes, together with the notes described herein, will constitute a single series of securities under the Indenture and are included in the definition of “notes” in this section where the context requires. There is no limitation on the amount of notes or other debt securities that AGA Holdings may issue under the Indenture.

Optional Redemption
The notes are redeemable as a whole or in part, at the option of AGA Holdings or AGA at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes of such series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued and unpaid to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Make-whole Spread, plus, in each case, accrued and unpaid interest thereon to, but not including, the date of redemption. Further installments of interest on the notes of such series to be redeemed that are due and payable on the interest payment dates falling on or prior to a redemption date shall be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes of such series and the Indenture.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of such series of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such series of the notes.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by AGA Holdings.
“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if AGA Holdings obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Reference Treasury Dealer” means each of Barclays Capital Inc., Goldman, Sachs & Co. or their affiliates that are primary U.S. Government securities dealers and two other primary U.S. Government securities dealers in New York City selected by AGA Holdings, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City, AGA Holdings shall substitute therefor another such primary U.S. Government securities dealer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by AGA Holdings, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to AGA Holdings by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.
“Make-whole Spread” means 25 basis points with respect to the 5.375% notes due 2020 and 30 basis points with respect to the 6.500% notes due 2040.
AGA Holdings will give notice to each holder of notes of such series to be redeemed of any redemption AGA Holdings or AGA propose to make at least 30 days, but not more than 60 days, before the redemption date or request that the trustee send such notice of redemption to each holder of notes of such series to be redeemed in the name of AGA Holdings and at its expense. If fewer than all of the notes of a series are to be redeemed, the notes of such series to be redeemed shall be selected by the trustee by lot or any other such method as the trustee deems to be fair and appropriate.

Unless AGA Holdings or AGA defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.
Optional Tax Redemption
We or the guarantor may redeem each series of notes at our option in whole but not in part at any time, if:

•
we or the guarantor would be required to pay additional amounts, as a result of any change in the tax laws or income tax treaties (including the official application or interpretation thereof) of a Taxing Jurisdiction (as defined herein) or, in the case of an income tax treaty, to which a Taxing Jurisdiction is a party that, in the case of any of us, becomes effective on or after 28 April 2010 (the issuance date of the notes) (or, in the case of a successor that becomes effective after the date such successor becomes such, or, in the case assumption by the guarantor, the date of such assumption), as explained below under “Payment of Additional Amounts”, or

•
there is a change in the official application or interpretation of an income tax treaty to which a Taxing Jurisdiction is a party, this change is proposed and becomes effective on or after a date on which one of our affiliates borrows money from us, and because of the change this affiliate would be required to deduct or withhold tax on payments to us to enable us to make any payment of principal, premium, if any, or interest.

In both of these cases, however, we will not be permitted to redeem a series of notes if we can avoid either the payment of additional amounts, or deductions or withholding, as the case may be, by using reasonable measures available to us.
If AGA Holdings or AGA call a series of notes, AGA Holdings or AGA must pay you 100% of their principal amount. AGA Holdings or AGA will also pay you unpaid accrued interest to the redemption date. The relevant series of notes will stop bearing interest on the redemption date, even if you do not collect your money. AGA Holdings will give notice to each holder of notes to be redeemed of any redemption AGA Holdings or AGA proposes to make at least 30 days, but not more than 60 days, before the redemption date or request that the trustee send such notice of redemption to each holder of notes to be redeemed in the name of AGA Holdings and at its expense.
Change of Control Repurchase Event
If a change of control repurchase event occurs in respect of a particular series of notes, unless either AGA Holdings or AGA has exercised its right to redeem such series of notes as described under “—Optional Redemption” or “—Optional Tax Redemption” above, AGA Holdings will be required to make an offer to each holder of such notes to repurchase all or any part (in minimal denominations of $1,000 and integral multiples of $1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase. Within 30 days following any change of control repurchase event or, at AGA Holdings’ option, prior to any change of control, but after the public announcement of the proposed change of control, AGA Holdings will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. Holders of notes electing to have their notes purchased pursuant to a change of control repurchase event offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the repurchase payment date. AGA Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any applicable securities or corporate laws or regulations conflict with the change of control repurchase event provisions of the notes, AGA Holdings will comply with the applicable securities or corporate laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.
On the repurchase date following a change of control repurchase event, AGA Holdings will, to the extent lawful:

•	accept for payment all notes or portions of the notes properly tendered pursuant to AGA Holdings’ offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by AGA Holdings.
The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes (or make payment through the depositary), and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, however, that each new note will be in a minimum principal amount of $1,000 and integral multiples of $1,000 in excess thereof.
AGA Holdings will not be required to make an offer to repurchase the notes issued by it upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by AGA Holdings and such third party purchases all notes properly tendered and not withdrawn under its offer.
For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
“change of control” means the occurrence of any of the following:

•
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, scheme of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the assets of AGA and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to AGA or one of its subsidiaries;

•
the consummation of any transaction (including, without limitation, any merger, scheme of arrangement, amalgamation or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a subsidiary of AGA) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of AGA’s voting stock or other voting stock into which AGA’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares;

•
AGA consolidates with, or merges with or into, or enters into a scheme of arrangement with or amalgamates with, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates with, or merges with or into, or enters into a plan or arrangement with, AGA, in any such event pursuant to a transaction in which any of the outstanding voting stock of AGA or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of AGA outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

•	the first day on which the majority of the members of the board of directors of AGA cease to be continuing directors; or

•	the adoption of a plan relating to the liquidation or dissolution of AGA.
Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) AGA becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of AGA’s voting stock immediately prior to that transaction or (B) immediately following that transaction, no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.
The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of AGA’s and its subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require AGA Holdings to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of AGA’s and its subsidiaries’ assets taken as a whole to another person or group may be uncertain.
“change of control repurchase event” means, provided the applicable series of notes carries an investment grade rating from both of the rating agencies immediately prior to the occurrence of the change of control or the public notice of the intention by AGA to effect the change of control, as the case may be, the applicable series of notes ceases to be rated investment grade by each of the rating agencies on any date during the 60‑day period (which period shall be extended so long as the rating of the applicable series of notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; and (2) public notice of the intention by AGA to effect a change of control; provided, however, that a change of control repurchase event shall be deemed not to have occurred if (A) a rating agency that has reduced its rating of the notes below investment grade during that period does not announce or publicly confirm or inform the trustee in writing at AGA Holdings’ request that the reduction was the result, in whole or in part, of any event or circumstance comprised from or arising as a result of the applicable change of control (regardless of whether that change of control shall then have occurred) or (B) a rating of the notes by one of the rating agencies is within that period subsequently upgraded to an investment grade credit rating. Notwithstanding the foregoing, a change of control repurchase event will be deemed not to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated.
“continuing director” means, as of any date of determination, any member of the board of directors of AGA who:

•	was a member of such board of directors on the date of the closing of this offering; or

•
was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of AGA’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBBor better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by AGA as a replacement rating agency or replacement ratings agencies.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
“rating agency” means each of Moody’s and S&P; provided, however, that if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of AGA’s control, AGA may select (as certified by a resolution of AGA’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.
“S&P” means Standard & Poor’s Ratings Services, a division of The McGrawHill Companies, Inc., and its successors.
“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of AGA and, thus, the removal of incumbent management. Subject to the limitations discussed below, AGA could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect AGA’s capital structure or credit ratings on the notes. Restrictions on AGA’s ability to incur liens are contained in the covenants as described under “—Limitation on Liens” below.
AGA Holdings may not have sufficient funds to repurchase all the notes upon a change of control repurchase event.
Payment of Additional Amounts
We will pay all amounts of principal of, and any premium and interest on, the notes, and all payments pursuant to any guarantee shall be made, without deduction or withholding for any taxes, duties, assessments or other charges imposed by the government of South Africa or the Isle of Man or any other jurisdiction where we and the guarantor are tax resident or in which we do business, as the case may be, or the government of a jurisdiction in which a successor to any of us, as the case may be, is organized or tax resident (each such jurisdiction, a “Taxing Jurisdiction”), unless such taxes, duties, assessments or other governmental charges are required by a Taxing Jurisdiction to be deducted or withheld. In that event, we (or the guarantor) will pay any additional amounts necessary to make the net amount paid to the affected holders equal the amount the holders would have received in the absence of the deduction or withholding. However, these “additional amounts” will not include:

•
the amount of any tax, duty, assessment or other governmental charge imposed by any government of any jurisdiction other than a Taxing Jurisdiction (including any unit of the federal or a state government of the United States);

•	the amount of any tax, duty, assessment or other governmental charge that is only payable because either:

•	a type of connection exists between the holder and a Taxing Jurisdiction; or

•	the holder presented the note for payment more than 30 days after the date on which the relevant payment becomes due or was provided for, whichever is later;

•	any estate, inheritance, gift, sale, transfer, personal property or similar tax, duty, assessment or other governmental charge;

•	the amount of any tax, duty, assessment or other governmental charge that is payable other than by deduction or withholding from a payment on the notes;

•
the amount of any tax, duty, assessment or other governmental charge that is imposed or withheld due to the holder or beneficial owner of the note failing to accurately comply with a request from us either to provide information concerning the beneficial owner’s nationality, residence or identity or make any claim or to satisfy any information or reporting requirement, if the completion of either is required by statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from the applicable governmental charge;

•
any withholding or deduction that is imposed on a payment to an individual and required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN (European Union Economic and Finance Ministers) Counsel Meeting of 26-27 November 2000 or any law implementing or complying with or introduced in order to conform to such Directive; or

•	any combination of the withholdings, taxes, duties, assessments or other governmental charges described above.
Additionally, additional amounts shall not be paid with respect to any payment to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such additional amounts had it been the holder.
References in this “Description of the 2020 and 2040 Notes” to principal or interest will be deemed to include additional amounts payable with respect thereto.
Limitation on Liens
AGA covenants in the Indenture that it will not, nor will it permit any “Restricted Subsidiary” to, create, incur, issue, assume or guarantee any Capital Markets Indebtedness if the Capital Markets Indebtedness is secured by any mortgage, security interest, pledge, lien or other encumbrance (collectively, a “lien” or “liens”) upon any “Principal Property” of it or any Restricted Subsidiary or any shares of stock of or debt owed to any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the securities issued under the Indenture equally and ratably with or prior to such secured Capital Markets Indebtedness. See below for definitions of “Restricted Subsidiary”, “Capital Markets Indebtedness” and “Principal Property”.
This lien restriction will not apply to, among other things:

•	liens already existing at 28 April 2010 (the date of the Indenture);

•	liens on property or securities of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	liens arising by operation of law in the ordinary course of business and securing amounts not more than 60 days overdue;

•
liens created on an undertaking or asset in favour of a governmental or quasi-governmental (whether national, local or regional) or supra-governmental body in respect of the financing of that undertaking or asset at a preferential rate which secures only the payment or repayment of the financing for that undertaking or asset;

•	liens created in respect of any margin or collateral delivered or otherwise provided in connection with metal transactions;

•
liens on any property acquired, constructed or improved after the date of the Indenture that are created or assumed before or within 12 months after the acquisition, construction or improvement to secure or provide for the payment of all or any part of the purchase price or cost of construction or improvement incurred after the date of the Indenture, or existing liens on property acquired after the date of the Indenture, provided that such liens are limited to such property acquired or constructed or to the improvement of such properties;

•
liens on any Principal Property imposed to secure all or any part of the payment of costs of exploration, drilling, development, operation, construction, alteration, repair, improvement or rehabilitation, if they are created or assumed before or within 12 months after completion of these activities;

•	liens securing debt owed by a Restricted Subsidiary to AGA or to another Restricted Subsidiary;

•
liens on any property, shares of stock or indebtedness of a corporation consolidated with or merged into, or substantially all of the assets of which are acquired by AGA or a Restricted Subsidiary existing at the time of such acquisition;

•	certain deposits or pledges of assets;

•
liens in favour of governmental bodies to secure partial, progress, advance or other payments under any contract or statute or to secure indebtedness incurred to finance all or any part of the purchase price or cost of constructing or improving the property subject to these liens, including liens to secure tax exempt pollution control revenue bonds;

•	liens on property acquired by AGA or a Restricted Subsidiary through the exercise of rights arising out of defaults on receivables acquired in the ordinary course of business;

•	judgment liens in which the finality of the judgment is being contested in good faith;

•	liens for the sole purpose of extending, renewing or replacing debt secured by the permitted liens listed here, subject to certain limitations;

•
liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can be paid without penalty after they are due, or which are being contested in good faith; landlord’s liens on leased property; and other similar liens which do not, in the opinion of AGA, materially impair the use of that property in the operation of its business or the business of a Restricted Subsidiary or the value of that property for the purposes of that business;

•	any sale of receivables that is reflected as secured indebtedness on a balance sheet prepared in accordance with International Financial Reporting Standards;

•
liens on margin stock owned by AGA and its Restricted Subsidiaries to the extent this margin stock exceeds 25% of the fair market value of the sum of the Principal Property and that of the Restricted Subsidiaries plus the shares of stock (including margin stock) and indebtedness incurred by the Restricted Subsidiaries;

•	liens over assets for the purpose of securing financing for construction and development of a project such as a mining venture, which we usually call “project finance”;

•
any mineral right, royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest kept by the seller in a property AGA acquires, and any sale by AGA to another person of a mineral right, royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest;

•
any lien created to secure our portion of someone else’s expenses to develop or conduct operations with respect to mineral resources on a property in which we or one of our Restricted Subsidiaries has an interest;

•
any conveyance or assignment under the terms of which AGA or one of its Restricted Subsidiaries conveys or assigns to any person an interest in any mineral and/or the proceeds thereof, any royalty, production payment, interest in net proceeds or profits, right to take production in kind, easement, right of way, surface use right, water right or other interest in real property; and

•	any lien to secure the performance of our obligations to others who jointly hold an interest in property with AGA or one of its Restricted Subsidiaries.
The lien restriction described above does not apply to Capital Markets Indebtedness secured by a lien, if the Capital Markets Indebtedness, together with all other Capital Markets Indebtedness secured by liens (not including permitted liens) and the Attributable Debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) associated with Sale and Lease Back Transaction (as defined below) entered into after 28 April 2010 (the date of the Indenture) (but not including Sale and Lease Back Transactions (as defined below) pursuant to which debt has been retired), does not exceed 10% of the consolidated net tangible assets of AGA and its consolidated subsidiaries, as shown on the audited consolidated balance sheet prepared in accordance with International Financial Reporting Standards (“IFRS”).
The term “Restricted Subsidiary” is defined in the Indenture to mean any wholly-owned subsidiary of AGA which also owns a Principal Property, unless the subsidiary is primarily engaged in the business of a finance company.
The term “Capital Markets Indebtedness” is defined in the Indenture to mean any indebtedness for money borrowed or interest thereon in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over-the- counter or other securities market, having an original maturity of more than 365 days from its date of issue, or any guarantee or indemnity in respect of Capital Markets Indebtedness.
The term “Principal Property” is defined in the Indenture to mean any mine or mining-related facility, together with the land upon which such plant or other facility is erected and fixtures comprising a part thereof, whose net book value exceeds 5% of consolidated net tangible assets of AGA and its consolidated subsidiaries, unless the board of directors of AGA thinks that the property is not of material importance to its overall business or that the portion of a property in question is not of material importance to the rest of such property.
The term “Margin Stock” as used in the Indenture is intended to mean such term as defined in Regulation U of the Board of Governors of the U.S. Federal Reserve System.
Limitation on Sale and Lease Back Transactions
AGA covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary, to enter into any arrangement with any party providing for the leasing to it or any Restricted Subsidiary of any Principal Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by it or the Restricted Subsidiary to the party (a “Sale and Lease Back Transaction”), unless:

•
the Attributable Debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) of the Sale and Lease Back Transaction, together with the Attributable Debt of all other Sale and Lease Back Transactions entered into after 28 April 2010 (the date of the Indenture) and the aggregate principal amount of the AGA’s debt secured by liens on Principal Property of AGA or any Restricted Subsidiary (but not including permitted liens and Sale and Lease Back Transactions pursuant to which debt has been retired) would not exceed 10% of the consolidated net tangible assets of AGA and its consolidated subsidiaries (as set forth on the most recent balance sheet but, in any event, as of a date within 150 days of the date of determination) prepared in accordance with International Financial Reporting Standards;

•
AGA or the Restricted Subsidiary would be entitled to incur debt secured by a lien on the Principal Property to be leased without securing the securities issued under the Indenture, as described in the bullet points under “Limitation on Liens” above;

•
AGA applies an amount equal to the greater of the net proceeds of the sale or transfer or fair value of the Principal Property that is the subject of a Sale and Lease Back Transaction to the retirement of the securities, or to the retirement of long-term indebtedness of AGA or a Restricted Subsidiary that is not subordinated to the debt securities issued; or

•	AGA enters into a bona fide commitment to expend for the acquisition or improvement of a Principal Property an amount at least equal to the fair value of the Principal Property leased.
Events of Default
You will have special rights if an Event of Default occurs in respect of the notes of your series and is not cured, as described later in this subsection.
What Is an Event of Default? The term “Event of Default” in respect of the notes of your series means any of the following:

•	failure to pay the principal of, or any premium on, the notes on their due date;

•	failure to pay interest or additional amounts on the notes within 30 days of their due date;

•	failure to deposit any sinking fund payment in respect of the notes on their due date;

•
we or the guarantor remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of that series; or

•	we or the guarantor file for bankruptcy or certain other events of bankruptcy, insolvency or reorganisation occur.
An Event of Default for the notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture or any other indenture. The trustee may withhold notice to the holders of notes of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders of the affected series.
Remedies if an Event of Default Occurs. If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the notes of the affected series may declare the entire principal amount of all the notes of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the notes of the affected series.
Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability (called an “indemnity”) satisfactory to the trustee. If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in principal amount of the notes of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	you must give your trustee written notice that an Event of Default has occurred and remains uncured;

•
the holders of at least 25% in principal amount of all outstanding notes of the relevant series must make a written request that the trustee take action because of the default and must offer indemnity to the trustee reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the holders of a majority in principal amount of the notes of the relevant series must not have given the trustee a direction inconsistent with the above notice.
However, you are entitled at any time to bring a lawsuit for the payment of money due on your notes on or after the due date.
Holders of a majority in principal amount of the notes of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest; and

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.
BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.
Each year, we and the guarantor will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the notes, or else specifying any default.
Merger or Consolidation
Under the terms of the Indenture, we and the guarantor are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for the notes;

•
immediately after giving effect to the merger or sale of assets, no default on the notes shall have occurred and be continuing. For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default—What Is an Event of Default?”. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded; and

•	we must deliver certain certificates and documents to the trustee.
Modification or Waiver
There are three types of changes we can make to the Indenture and the notes.
Changes Requiring Your Approval. First, there are changes that we cannot make to your notes without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal of (or premium, if any) or interest on a note;

•	reduce any amounts due on a note;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place or currency of payment on a note;

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a note in accordance with its terms;

•	reduce the percentage in principal amount of holders of notes whose consent is needed to modify or amend the Indenture;

•	reduce the percentage in principal amount of holders of notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults under the Indenture;

•	modify any other aspect of the provisions of the Indenture dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation to pay additional amounts, as explained above under “Payment of Additional Amounts”.
Changes Not Requiring Approval. The second type of change does not require any vote by the holders of the notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding notes in any material respect. We also do not need any approval to make any change that affects only notes to be issued under the Indenture after the change takes effect.
Changes Requiring Majority Approval. Any other change to the Indenture and the notes would require the following approval:

•	if the change affects only one series of notes, it must be approved by the holders of a majority in principal amount of that series;

•
if the change affects more than one series of notes issued under the Indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, any resolution passed or decision taken at any meeting of the holders of a series of debt securities must be in writing.
The holders of a majority in principal amount of any series of debt securities issued under the Indenture may waive our and the guarantor’s compliance with some of our covenants in the Indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Changes Requiring Your Approval”.
Further Details Concerning Voting. We will generally be entitled to set any day as a record date for the purpose of determining the holders of notes that are entitled to vote or take other action under the Indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding notes of those series on the record date, and the vote or other action must be taken within eleven months following the record date. The holder of a note will be entitled to one vote for each $1,000 principal amount of the note that is outstanding and held by it. Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance”.
BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE NOTES OR REQUEST A WAIVER.
Sinking Fund
The notes will not be entitled to the benefit of a sinking fund.
Defeasance
The following provisions will be applicable to the notes.
Covenant Defeasance. Under certain circumstances as described below, we or the guarantor can be released from some of the restrictive covenants in the Indenture. This is called “covenant defeasance”. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having cash and U.S. government securities set aside in trust to repay your notes. In order to achieve covenant defeasance, we must do the following:

•
we must deposit in trust for the benefit of all holders of the notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes of the particular series on their various due dates;

•	the “covenant defeasance” must not otherwise result in a breach of the Indenture or any of our and the guarantor’s material agreements;

•	no Event of Default must have occurred and remain uncured;

•
we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the notes of the particular series any differently than if we did not make the deposit and just repaid the notes of the particular series ourselves at maturity; and

•	we must deliver to the trustee a legal opinion and officer’s certificate, each stating that all conditions precedent to “covenant defeasance” under the Indenture have been met.
If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there is a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.
Full Defeasance. Under certain circumstances, as described below, we or the guarantor can legally release ourselves from all payment and certain other obligations on the notes of a particular series. This is called “full defeasance. In order to achieve full defeasance, we must put in place the following arrangements for you to be repaid:

•
we must deposit in trust for the benefit of all holders of the notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes of the particular series on their various due dates;

•	the “full defeasance” must not otherwise result in a breach of the Indenture or any of our and the guarantor’s material agreements;

•	no Event of Default must have occurred and remain uncured;

•
we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal income tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing you to be taxed on the notes of the particular series any differently than if we did not make the deposit and just repaid the notes of the particular series ourselves at maturity. Under current U.S. federal income tax law, the deposit and our legal release from the notes of the particular series would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your notes and you would recognise gain or loss on the notes at the time of the deposit; and

•	we must deliver to the trustee an opinion of counsel and an officer’s certificate, each stating that all conditions precedent to “full defeasance” under the Indenture have been met.
If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the notes. You could not look to us for repayment in the unlikely event of any shortfall.
Listing
The notes are listed on the New York Stock Exchange.
Guarantee
AGA fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on the notes, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. AGA has obtained the approval of the South African Reserve Bank to provide the guarantees. The guarantees of the notes are unsecured and unsubordinated indebtedness of AGA and rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. Because the guarantees determine the ranking of the debt guaranteed by them, the notes issued by AGA Holdings also rank equally with other unsecured and unsubordinated indebtedness of AGA. Under the terms of the full and unconditional guarantees, holders of notes will not be required to exercise their remedies against AGA Holdings before they proceed directly against AGA.
Trustee
The Bank of New York Mellon is trustee, paying agent and registrar under the Indenture. The Bank of New York Mellon’s address currently is 240 Greenwich Street, New York, New York 10286.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 25, 2020

By:	/s/ M E SANZ PEREZ________

Name:	M E Sanz Perez

Title:	EVP: Group Legal, Commercial & Governance